Exhibit 99.1

Pershing Square Tontine Holdings, Ltd. Releases Letter to Shareholders

NEW YORK //- Pershing Square Tontine Holdings, Ltd. (NYSE:PSTH) CEO Bill Ackman today issued the following letter.

July 19, 2021

Dear PSTH Shareholder,

Yesterday, our board of directors unanimously determined not to proceed with the Universal Music Group transaction, and to assign our share purchase agreement to Pershing Square Holdings, Ltd. (LN:PSH) (LN:PSHD) (NA:PSH) and affiliates (“PSH and affiliates” or “Pershing Square”). Pershing Square has also agreed to assume the Vivendi indemnity agreement and our UMG transaction costs.

In light of these developments, PSTH is withdrawing its Redemption Tender Offer and related Warrant Exchange Offer.

Our decision to seek an alternative initial business combination (“IBC”) was driven by issues raised by the SEC with several elements of the proposed transaction – in particular, whether the structure of our IBC qualified under the NYSE rules.

We and our counsel had multiple discussions with the SEC attempting to change its position on the issues that it had identified. Ultimately, our board concluded that it was in the best interest of shareholders to assign the UMG stock purchase agreement to Pershing Square (which is specifically permitted under the terms of the agreement with Vivendi) as it did not believe PSTH would be able to consummate the transaction in light of the SEC’s position. Management and the board believe that greater shareholder value can be created by working expeditiously to identify a new merger partner.

PSTH has 18 months remaining to close a new transaction unless extended by the vote of our shareholders. In light of our recent experience, our next business combination will be structured as a conventional SPAC merger.

While we are disappointed with this outcome, we continue to believe that the unique scale and favorable structural features of PSTH will enable us to find a transaction that meets our standards for business quality, durable growth, and a fair price. We are highly economically and reputationally motivated to consummate a successful transaction. We will, however, only complete a deal that meets our high standards.

Our share price has fallen by 18% since the transaction was announced on June 4th. While we believe our shareholders recognize UMG’s extraordinary attributes including its attractive growth characteristics, business quality, and superb management team, we underestimated the reaction that some of our shareholders would have to the transaction’s complexity and structure. We also underestimated the transaction’s potential impact on investors who are unable to hold foreign securities, who margin their shares, or who own call options on our stock.

While management and the board clearly understood that the intricacies of our transaction structure could affect its attractiveness in the short term, we believed that substantial shareholder value would have emerged over the intermediate to long term from the sum of the parts that were created in the transaction, namely: (1) UMG, (2) PSTH RemainCo, and (3) warrants on Pershing Square SPARC Holdings, Ltd. Furthermore, we expected that the transaction’s structural issues would largely be resolved by the end of this year.

While PSTH shareholders will not receive UMG stock, UMG will become a public company when it is listed on Euronext Amsterdam in September.

None of us anticipated this outcome. Yet, despite the inability of PSTH to consummate the UMG transaction, our counterparty was not left at the altar. Pershing Square will be fulfilling PSTH’s commitment to Vivendi. Pershing Square intends to be a long-term UMG shareholder, and will endeavor to work with UMG management to help create value for all stakeholders.

We are devoting our full resources to identifying and consummating a new transaction for the benefit of PSTH shareholders. We remain extremely grateful for your patience and support.

Sincerely,

William A. Ackman

Important Additional Information and Where to Find It

This press release does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities. This communication is not a recommendation to buy, sell or exchange any securities, and it is neither an offer to purchase nor a solicitation of an offer to sell securities. Information about PSTH and certain of the matters discussed in this press release is available at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release. You should carefully consider these and the other risks and uncertainties described in PSTH’s annual report on Form 10-K and other documents PSTH has filed with the SEC. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PSTH assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. PSTH does not give any assurance that PSTH will achieve its expectations. The inclusion of any statement in this press release does not constitute an admission by PSTH or any other person that the events or circumstances described in such statement are material.

About Pershing Square Tontine Holdings, Ltd.

Pershing Square Tontine Holdings, Ltd., a Delaware corporation, is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a private company. PSTH is sponsored by Pershing Square TH Sponsor, LLC (the “Sponsor”), an affiliate of Pershing Square Capital Management, L.P., a registered investment advisor with approximately $14 billion of assets under management. www.PSTontine.com

Contacts

Media Contact:

Fran McGill

212-909-2455

McGill@persq.com